Treace Medical Concepts, Inc.

203 Fort Wade Rd., Suite 150

Ponte Vedra, Florida 32081

April 20, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:      Michael Fay

Terence O’Brien

Abby Adams

Christopher Edwards

           Re:     Treace Medical Concepts, Inc. Registration Statement on Form S-1 (Registration No. 333- 254863)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-254863) (the “Registration Statement”) of Treace Medical Concepts, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on April 22, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brian Cuneo at (650) 463-3014 or Phillip Stoup at (415) 395-8216.

Thank you for your assistance in this matter.

Very truly yours,

TREACE MEDICAL CONCEPTS, INC.

By:	/s/ Mark Hair
Mark Hair
Chief Financial Officer

cc:	John T. Treace, Treace Medical Concepts, Inc.

Brian Cuneo, Latham & Watkins LLP

Phillip Stoup, Latham & Watkins LLP

Charles Kim, Cooley LLP

David Peinsipp, Cooley LLP

Kristin VanderPas, Cooley LLP